# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

### WASHINGTON, DC 20549

_____

## FORM 8-K

### CURRENT REPORT PURSUANT TO
### SECTION 13 OR 15(d) OF THE
### SECURITIES EXCHANGE ACT OF 1934

**Date of report (Date of earliest event reported): July 18, 2013**

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# McDONALD'S CORPORATION

**(Exact Name of Registrant as Specified in Charter)**

| **Delaware** | **1-5231** | **36-2361282** |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**One McDonald's Plaza**
**Oak Brook, Illinois**
**(Address of Principal Executive Offices)**

**60523**
**(Zip Code)**

_____

**(630) 623-3000**
**(Registrant's telephone number, including area code)**

_____

**Not Applicable**
**(Former Name or Former Address, if Changed Since Last Report)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01.  Regulation FD Disclosure.**

On July 18, 2013, McDonald's Corporation issued an Investor Release announcing that on the same day the Board of Directors declared a quarterly cash dividend.  A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

**Item 9.01.  Financial Statements and Exhibits.**

> *(d)*        *Exhibits.*
> 99        Investor Release of McDonald's Corporation issued July 18, 2013:
>             McDonald's Announces Quarterly Cash Dividend

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**McDONALD'S CORPORATION**
(Registrant)

Date:  July 19, 2013

By:  /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President—Associate General Counsel
and Assistant Secretary

Exhibit Index

Exhibit No. 99    Investor Release of McDonald's Corporation issued July 18, 2013:
                  McDonald's Announces Quarterly Cash Dividend

**Exhibit 99**



**Investor Release**

| **FOR IMMEDIATE RELEASE** | **FOR MORE INFORMATION CONTACT:** | |
|---|---|---|
| 07/18/2013 | Investors: | Kathy Martin, 630-623-7833 |
| | Media: | Heidi Barker, 630-623-3791 |

## McDONALD'S ANNOUNCES QUARTERLY CASH DIVIDEND

OAK BROOK, IL - Today, McDonald's Board of Directors declared a quarterly cash dividend of $0.77 per share of common stock payable on September 17, 2013 to shareholders of record at the close of business on September 3, 2013.

**Upcoming Communications**

The Company plans to release second quarter results before the market opens on July 22, 2013 and will host an investor webcast.  The webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

**About McDonald's**

McDonald's is the world's leading global foodservice retailer with over 34,500 locations serving more than 69 million customers in over 100 countries each day.  More than 80% of McDonald's restaurants worldwide are owned and operated by independent local men and women.

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